

Bala

Healing Through Enzymes

2,000,000 doses sold and we're growing quickly online

amazon
Rapid eCommerce Revenue Growth

- 2022: 22%
- 2023: 49%
- 2024: 69%

★★★★☆ 4.5 STAR RATING

Balaenzyme.com
Repeat Customer Rate
Industry Average: 30%

35%

2023 - 2024



More than 1<mark>50M Americans suffer</mark> from chronic inflammation and dehydration

Negative aspects of modern life; stress, inactivity, and processed foods and drinks, are fueling this trend, causing millions of Americans to experience the debilitating effects that come with chronic inflammation and dehydration.



Our recipe contains powerful plant-based properties

What makes Bala unique:

Refreshing & clean taste
No artificial ingredients or aftertaste
Doctor-formulated mix

We're the only product simultaneously addressing inflammation & dehydration

Papain
from papaya

Curcumin
from turmeric

Bromelain
from pineapple

Our proprietary EnzymX® recovery accelerator formula combines

1

Anti-Inflammatory Powerhouse Blend

- Bromelain
- Turmeric
- Papain

+

2

Electrolytes

- Sodium
- Potassium
- Magnesium

+

3

Amino Acids

- L-Phenylalanine
- L-Tyrosine
- L-Glutamine
- L-Lysine

SUPPORTS THESE BENEFITS


Joint & muscle recovery


Muscle repair & endurance


Builds gut & immune health


Rapid hydration


Balanced energy & fluids


Reduced fatigue

People love Bala. Here's what our customers are saying:





★★★★★

Amazing

These packets make my body want to do a happy dance. The taste and vibrant color look and taste so good. Highly recommend ! 💯

Jaimee J.

Jun 6, 2024





Bala
Rehydrate. Recover. Relieve.
RMERIC + BROMELAIN + PAPAIN
triple enzyme hydration
HYDRATION
JOINT HEALTH
MUSCLE RECOVERY
VARIETY PACK

★★★★★

Super Yummy

Makes me feel like I am doing something healthy for my body and this drink is sooo delicious

Rosemary C.

Dec 14, 2022





★★★★★

I work for kroger grocery & I'm on my feet all day long by the time I'm done my feet and calves are killing me(...) Been taking Bala for about a 2 weeks now and what a difference. I drink 2 a day man love this stuff can't wait to try the mixture of flavors thanks guys stay safe and God Bless 😁🙏🇺🇸

Greg D.

May 14, 2024

68% of Bala subscribers stay with us for 12+ months more than 2.2x the industry standard!



Bala
triple enzyme activation

Inflammation & dehydration relief is a massive $180B market opportunity

TOTAL MARKET

$180B

9% Compound Annual Growth Rate

Anti-Inflammatory Therapeutic

$130B

Our White Space Opportunity

Bala

RTD Electrolytes

$40B

Powdered Hydration

$10B

The only doctor-formulated hydration mix that simultaneously rehydrates and reduce inflammation



Bala
30
TURMERIC + BROMELAIN + PAPAIN
VARIETY PACK

LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE DRINK MIX
FIRECRACKER
FASTER HYDRATION

nuun
INSTANT
RAPID

Ultima
6 Essential Electrolytes

Qunol
UBIQUINOL
100mg
SUPERIOR ABSORPTION

	Bala	Liquid IV	Nuun Instant	Ultima	Qunol
Replenishing Electrolytes	✓	✓	✓	✓	✗
Zero Sugar	✓	✓	✗	✓	✓
Joint Health/ Anti-Inflammatory via Turmeric	✓	✗	✗	✗	✓
Muscle Recovery via Enzymes	✓	✗	✗	✗	✗
Great Tasting	✓	✗	✗	✗	✗
Plant-Based	✓	✗	✗	✗	✓
Price Per Stick	$1.79	$2.50	$1.99	$1.25	N/A



Founded by doctors, backed by CPG experts with successful exits



Dr. Farnoush Fadavi
Founder & President

20+ Years as a Dental Surgeon with Successful Exit, Adjunct Assistant Professor of Clinical Dentistry @USC









BOSTON UNIVERSITY · Tufts UNIVERSITY · HARVARD UNIVERSITY

Dr. Arash Aftabi
Founder & CEO

20+ Years as a Dental Surgeon, Enzyme Therapy Researcher







UNIVERSITY OF CALIFORNIA IRVINE · BOSTON UNIVERSITY

Jeff Rubenstein
Sales & Marketing Advisor

Sales & Marketing Executive (poppi $1.95B exit to PepsiCo)











poppi · HEALTH-ADE · VITA COCO · Coca-Cola

Ken Sadowsky
Advisory Board Member & Investor

Director & Advisor of Many Leading Beverage Companies









OATLY! · hint · vitaminwater · bai

SKU Mentor Team



Sarah Remy
Marketing



Kim Curtis
Marketing



Chris Rowe
Technology



Mathias Ihlenfeld
Sales

Fall 2024 SKU Track - supported by





















Coca-Cola · Just Ice Tea · FERRERO · H-E-B · Whole Foods Market · Dick's Sporting Goods · Gatorade · target · Sprouts Farmers Market · Albertsons · 7-Eleven

We will be doing $35M+ in sales in 5 years...



*Future revenue projections not guaranteed

… By aggressively expanding our network of retailers


Retail
Online
$130K
$320K
$7M
$28M
2024
2029

In review with major retailers

Kroger, Publix, Whole Foods Market, Target, Costco Wholesale

Retail Stores	1,650	2,000	5,250	7,400	14,700	20,000+
Year	2024	2025	2026	2027	2028	2029

*Future revenue projections not guaranteed

Robust innovation pipeline

New Enzyme Formulations



Immune Support

Brain Health



New Flavors
Ready to launch

New Formats

- Capsule
- Gummies
- Multi-serve canister
- Ready to drink

Transactions in our space are heating up with multiple billion-$ deals



	LIQUID I.V.	BODYARMOR SuperDrink	GHOST	Alani NU	poppi
Year	2020	2021	2024	2025	2025
Acquired by	Unilever	Coca-Cola	Keurig DrPepper	CELSIUS LIVE FIT	PEPSICO
Valuation	**$500M**	**$5.6B**	**$1B**	**$1.8B**	**$1.95B**

Arash Aftabi, CEO

Book a meeting here

Farnoush Fadavi, President

drf.fadavi@balaenzyme.com

Join our movement: Invest in Bala, the plant-based recovery revolution

Invest in Bala today!